UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 8, 2019

NEWFIELD EXPLORATION COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-12534	72-1133047
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Waterway Square Place, Suite 100

The Woodlands, Texas 77380

(Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 210-5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

Newfield Exploration Company (the “Company” or “Newfield”) today provided the following updates in conjunction with its planned appearance at the Goldman Sachs Energy Conference (the “GS Presentation”) in Miami, Florida.

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For the fourth quarter of 2018, Newfield expects that its total domestic net production, stated on a barrel of oil equivalent basis, will be at the high end of its previously stated guidance range of 185 – 200 MBOE/D. Newfield’s international oil liftings for the fourth quarter were approximately 237,000 net barrels and also at the high end of previous guidance.

•

For the fourth quarter of 2018, Newfield expects that its daily net liquids production in the Anadarko Basin will be above the high end of its previously stated guidance range of 80 – 86 MBbls/D. Net oil production from the Anadarko Basin in the fourth quarter of 2018 is expected to be above the mid-point of its previously stated guidance range of 42 – 44 MBO/D and will compare favorably to its original fourth quarter estimate of 42 MBO/D provided at the beginning of 2018. The Company also provided updated BOE and oil production data (out through 160 days) for several of its recent black oil infill development drilling projects in the Anadarko Basin’s STACK play. The data for these 34 infill wells can be found in the accompanying chart included in the GS Presentation.

•

Newfield’s preliminary determination of year-end 2018 proved reserves is expected to result in an increase of more than 100 MMBOE (or 15%) year-over-year to over 780 MMBOE (~99% domestic). The largest source of expected reserve additions came from the Anadarko Basin, where estimated reserves grew by approximately 118 MMBOE and now total more than 545 MMBOE and comprise 70% of Newfield’s total company reserves. The Company expects to have replaced approximately 240% of its 2018 full-year production volumes with the anticipated addition of new proved reserves. The anticipated proved reserve life index for Newfield is approximately 11 years.

•	Newfield invested approximately $1.4 billion in 2018, in line with previous guidance. The total investments exclude approximately $115 million of capitalized interest and internal costs.

A copy of the GS Presentation is furnished herewith as Exhibit 99.1.

The information in Item 8.01 of this Current Report, including the exhibit attached hereto as Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 8.01 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

The words “may,” “forecast,” “outlook,” “could,” “budget,” “objectives,” “strategy,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “prospective,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “guidance,” “may increase”, “may fluctuate”, “potential” or other similar expressions are intended to identify forward-looking statements. Other than historical facts included in this communication, all information and statements, including but not limited to information regarding certain plans, expectations, goals, projections and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, planned capital expenditures, estimated reserves, estimated production targets and commodity mix, estimated pre-tax wellhead rates of return, estimated future operating costs and other expenses and other financial measures, estimated future tax rates, drilling and development plans, the timing of production, and other plans and objectives for future operations, are forward-looking statements. Although, as of the date of this communication, Newfield believes that these expectations are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks, some of which are beyond Newfield’s control and are difficult to predict. No assurance can be given that such expectations will prove to have been correct.

Actual results may vary significantly from those anticipated due to many factors, including but not limited to commodity prices and our ability to hedge commodity prices; drilling results; changes in commodity mix; accessibility to economic transportation modes and processing facilities; our liquidity and the availability of capital resources; operating risks, failures and hazards; industry conditions; governmental regulations in the areas in which we operate, including water regulations; financial counterparty risks; the prices of goods and services; the availability of drilling rigs and other oilfield services; our ability to monetize assets and repay or refinance our existing indebtedness; labor conditions; severe weather conditions; new regulations or changes in tax or environmental legislation; environmental liabilities not covered by indemnity or insurance; legislation or regulatory initiatives intended to address seismic activity or induced seismicity; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received; other changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Encana Corporation (“Encana”) to complete the acquisition and integration of the Company successfully; litigation relating to the proposed transaction; and other factors that may affect the future results of the Company or Encana.

Please see Newfield’s 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other subsequent public filings, all filed with the U.S. Securities and Exchange Commission (“SEC”), for a discussion of other factors that may cause actual results to vary. Unpredictable or unknown factors not discussed herein or in Newfield’s SEC filings could also have material adverse effects on Newfield’s actual results as compared to its anticipated results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication and are not guarantees of performance. Unless legally required, Newfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market and Statistical Information

This communication has been prepared by Newfield and includes market data and other statistical information from sources believed by Newfield to be reliable, including independent industry publications, government publications or other published independent sources. Some data are also based on Newfield’s good faith estimates, which are derived from its review of internal sources as well as the independent sources described above. Although Newfield believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness.

Reserves Disclosure

Actual quantities that may be ultimately recovered from Newfield’s assets may differ substantially from the estimates in this communication. Factors affecting ultimate recovery include the scope of Newfield’s ongoing drilling program, which will be directly affected by commodity prices (including our ability to hedge commodity prices) and our pre-tax wellhead rates of return, the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation and processing constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates and commodity mix. Newfield may use terms in this communication, such as “EURs,” “unrisked locations,” “risked locations,” “net effective reservoir acreage,” “upside potential,” “net unrisked resource,” “gross EURs,” and similar terms that the SEC’s guidelines strictly prohibit in SEC filings. These terms include reserves with substantially less certainty than proved reserves, and no discount or other adjustment is included in the presentation of such reserve numbers. Investors are urged to consider closely the oil and gas disclosures in Newfield’s 2017 Annual Report on Form 10-K and subsequent public filings, available at www.newfield.com, www.sec.gov or by writing Newfield at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380 Attn: Investor Relations.

Important Additional Information Regarding the Proposed Transaction with Encana Will Be Filed With the SEC

In connection with the proposed transaction, Encana has filed a registration on Form S-4 that includes a joint proxy statement of the Company and Encana. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Encana. Encana and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s stockholders’ meetings. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the Securities and Exchange Commission (“SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.ir.newfield.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2018 Annual Meeting of Stockholders, as filed with the SEC on March 29, 2018 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

99.1	Company Presentation at Goldman Sachs Energy Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWFIELD EXPLORATION COMPANY

Date: January 8, 2019	By:	/s/ Benjamin J. Paul
Benjamin J. Paul
Assistant General Counsel and Assistant Corporate Secretary

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